Correspondence

June 6, 2008

Via Edgar, Facsimile and Federal Express

Michael F. Johnson
Attorney - Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Disaboom, Inc. Registration Statement on Form S-1 Filed April 29, 2008 File No. 333-150494 Form 10-K for the fiscal year ended December 31, 2007 Filed March 21, 2008 File No. 000-52558

Dear Mr. Johnson:

        This firm represents Disaboom, Inc. (“Disaboom” or the “Company”). We have reviewed your letter dated May 28, 2008 containing comments to the Company’s Registration Statement on Form S-1. This letter is in response to your May 28, 2008 comment letter. Disaboom has provided information in response to your comments as set forth below and contemporaneously with this letter is filing Amendment No. 1 to the S-1. Additionally, the Company has submitted a separate letter containing certain acknowledgments by the Company. A courtesy hard copy of Amendment No. 1 showing the revisions to the S-1 as originally filed is being provided for your review.

Registration Statement on Form S-1

General

1.	Comment:	Please update your filing as necessary to provide interim financial statements as of and for the three months ended March 31, 2008 pursuant to Rule 8-08 of Regulation S-X.

Mr. Michael F. Johnson
U.S. Securities and Exchange Commission
June 6, 2008

Response:	On June 6, 2008 Disaboom filed Amendment No. 1 to the Registration Statement on Form S-1 and within that amendment provided interim financial statements for the three months ended March 31, 2008.

Calculation of Registration Fee

2.	Comment:	You indicate you are registering 17,317,687 shares to be sold by your selling shareholders. However, under your selling security holder section, you indicate you are registering/offering 56,917,490 shares (11,949,189 shares are listed in column D under “Offering No. 2” as “Shares Offered Hereby” and 44,969,301 shares are listed in column D under “Offering No. 1” as “Shares Offered Hereby”). Please clarify.

Response:	The S-1 as originally filed contained a typographical error. The "Shares Offered Hereby" column under Offering No. 2 should have read 4,969,301. In Amendment No. 1 to the S-1 Disaboom is seeking to register the resale of an aggregate of 17,327,687 shares of common stock. This represents 10,000 shares more than in the S-1 as originally filed. The additional 10,000 shares are shares underlying warrants issued in May 2008 to Abshier Webb & Donnelly and are referenced on or about pages 10 and 14 of Amendment No. 1.

Selling Security Holders, page 10

3.	Comment:	You indicate that the resale of the shares purchased in Offering No. 1 and shares underlying the warrants purchased in Offering No. 1 were originally registered in a registration statement filed on Form SB-2, yet it appears you are attempting to register the same shares on this Form S-1. Please advise.

Response:	Upon this Registration Statement on Form S-1 being declared effective the Company intends to file a post effective amendment to its earlier registration statement on Form SB-2 (File No. 333-148122) to de-register the resale of any shares that have not yet been sold under that registration statement. However, the Company has an obligation to continue to register the resale of the shares underlying the unexercised warrants included in the SB-2. The Company believes that because of the on-going development of the Company’s business that the information in this S-1 contains current information as compared to the SB-2.

Mr. Michael F. Johnson
U.S. Securities and Exchange Commission
June 6, 2008

The Company believes that with regard to the shares included in the SB-2 for which it has on-going obligation to register the resale it is more efficient to include those shares in the S-1 as it will postpone or prevent the Company from needing to later amend the SB-2.

4.	Comment:	For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Blue Rhino Investments, Inc., Newport Capital Partners Inc., Slade, Inc., Tisu Investment Ltd., GunnAllen Financial Inc. and Lovebyrd.com, LLC.

Response:	Please see on or about page 14 of Amendment No. 1. In Amendment No. 1 Disaboom provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale for: Blue Rhino Investments Inc. Defined Benefit Plan PSP; Newport Capital Partners Inc.; GunnAllen Financial Inc.; Slade Inc.; the SM Weiler Trust; Tisu Investments, Inc.; and Lovebyrd.com, LLC.

4.	Comment:	We note that with regards to Harlan Arita, Margaret Bathgate, Emmanuel Baud, Eric Billingsley, Mark Davis, Eric Delissy, Anton Gavrailov, Michael Ishida, Rachel P. Kruger, Sterling & Pamela McGregor, Newport Capital Partners Inc., Adam Raynor, Slade Inc., Tisu Investment, SM Weiler Appointment Trust f/b/o Ellen W. Halle, George L. Learned, Nanine A. Odell, and Joseph M. O’Donnell you are unable to confirm their broker-dealer status. The shares held by individuals and/or entities for which you are unable to confirm broker-dealer status should be removed until such time as their owner’s status can be determined.

Response:	Please see on or about pages 14 and 18 of Amendment No. 1. Disaboom confirmed the broker-dealer status of each of the selling shareholders and as applicable provided the requested information for each of the persons requested.

Mr. Michael F. Johnson
U.S. Securities and Exchange Commission
June 6, 2008

Recent Sales of Unregistered Securities, page II-1

5.	Comment:	We note that both options and restricted stock were issued in exchange for services rendered to Disaboom. As to any securities sold otherwise than for cash, please state the nature of the transaction and the nature (i.e., what services were provided) and aggregate amount of consideration received by Disaboom. Refer to Item 701(c) of Regulation S-K.

Response:	Please see on or about pages II-1 thru II-4 of Amendment No. 1 to the S-1. Disaboom revised its disclosure regarding the unregistered sales of equity securities and for securities that were not issued in consideration for cash has added disclosure regarding the nature of the transactions at issue and the nature and aggregate amount of consideration received by the Company.

Exhibits

Undertakings, II-5

7.	Comment:	Please advise us as to why you have not included the undertakings required by Item 512(a)(5) of Regulation S-K.

Response:	See page II-6 of Amendment No. 1 to the S-1. Disaboom omitted this undertaking in error in the S-1. The undertaking required by Item 512(a)(5) has been included in Amendment No. 1 to the S-1.

Mr. Michael F. Johnson
U.S. Securities and Exchange Commission
June 6, 2008

Form 10-K

Item 9A. Controls and Procedures, page 33

7.	Comment:	Your disclosure does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be “designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time frames specified in the Commission’s rules and forms,” and that they also be designed to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). Additionally, we note the same deficiency on page 15 of your quarterly report filed May 15, 2008. Please tell us how you intend to comply with this requirement in your subsequent reports by including a complete statement in your controls and procedures section or, alternatively, by referring to the definition contained in Rule 13a-15(e).

Response:	The Company confirms that its disclosure controls and procedures met all of the requirements of Rule 13a-15(e) at all relevant time periods. In future filings the Company will refer to the definition contained in Rule 13a-15(e) when providing the disclosure regarding its disclosure controls and procedures. Assuming it can be made, the Company will include the following disclosure in its upcoming quarterly report on Form 10-Q and in appropriate subsequent filings:

As of ____________, we have carried out an evaluation under the supervision of, and with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities and Exchange Act of 1934, as amended.

Mr. Michael F. Johnson
U.S. Securities and Exchange Commission
June 6, 2008

Based on the evaluation as of _____________, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e)) under the Securities Exchange Act of 1934) are effective to ensure that the information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

        We hope we have adequately addressed your comments. Please contact me if you have any questions.

Very truly yours, BURNS FIGA & WILL P.C. /s/ Theresa M. Mehringer Theresa M. Mehringer

TMM/cjr

cc:    Disaboom, Inc.